[Company Letterhead]
July 24, 2009
VIA FACSIMILE TO (703) 813-6985 AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Attention: Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc. File No. 333-158539
Dear Mr. Kruczek:
Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Oculus Innovative Sciences, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to July 24, 2009 at 4:30 pm EST or as soon as practicable thereafter. The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The cooperation of the staff in meeting the Company’s request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours, OCULUS INNOVATIVE SCIENCES, INC.
By:	/s/ Jim Schutz
Jim Schutz
Vice President and General Counsel

cc: Amy Trombly, Esq.